

Chairman and Chief Executive Officer

Caterpillar Inc.
Peoria, Illinois 61629

June 6, 2007

Dear Institutional Investor:

This is a great time for Caterpillar, and the future promises to be even more rewarding. Because you are a valued investor in Caterpillar stock, I wanted to take a moment to personally contact you and explain our position on the two stockholder proposals listed in our 2007 proxy and ask you to vote <u>AGAINST</u> them if you have not already done so. Further, I have provided some additional input regarding one of our directors up for re-election.

While these types of proposals may have merit when aimed at companies with less than stellar histories or governance practices, that is not the case with Caterpillar. We have a strong leadership team and impressive track record that should give us the benefit of individual consideration. As an investor in Caterpillar stock, you know that we have a strong, independent Board that effectively oversees our management as demonstrated by the Company's stellar financial and governance performance:

➢ 2006 marked our fourth straight year of double-digit profit growth and third consecutive year of record sales and profit.
➢ For the first quarter of 2007, our sales, revenues and profit were the highest for any first quarter in Caterpillar's history.
➢ Caterpillar's Corporate Governance Quotient scores outperformed 62% of the companies in the S&P 500 and 93.3% of the companies in the Capital Goods group.
➢ For the 3, 5, or 10 year periods ending in 2006, Caterpillar significantly outperformed the S&P 500 in total cumulative stockholder return.

So, let's turn to the stockholder proposals.

The first stockholder proposal asks that Caterpillar split the CEO and Chairman roles. However, the Board agrees that the combined role of the Chairman and CEO role promotes unified leadership and direction for the Company, and provides a single, clear focus for the chain of command to execute the Company's strategy and business plans to maximize stockholder value.

Still, we understand the importance of having a governance structure in place to allow the Board to effectively work with the combined role of the CEO and Chairman. In February 2007, the independent directors unanimously elected the Chairman of the Governance Committee by and from the ranks of the independent directors as the Presiding Director with clearly delineated responsibilities, which are listed in the proxy under the Governance Committee report. In addition, all of our directors are independent, with the exception of the CEO and Chairman, and independent directors comprise all of our Board Committees. This governance structure has generated outstanding results for stockholders and the Board is comfortable with it.

The second stockholder proposal asks that we switch from plurality voting to majority voting. This proposal seeks to amend the Company's bylaws to change the standard for electing directors in uncontested elections to majority voting. This is a binding proposal, and we believe that it is not in the Company's best interests to remove all discretion from the Board in this regard.

Let me also point out that Caterpillar has a history of electing, by a plurality of the vote, strong and independent Boards:

  - ➢ In the past 10 years, the average affirmative vote for the directors has been greater than 96% of the shares voted through the plurality process.
  - ➢ None of our directors has ever received less than the majority of votes cast.

Yet, we are committed to strong corporate governance and it is our fiduciary duty to act in the best interests of our stockholders. In April, the Board determined that it was in the Company's best interests to adopt a policy (majority vote policy) that we believe addresses the concerns expressed in this stockholder proposal. The majority vote policy, which is set forth in the Company's Guidelines on Corporate Governance Issues, provides that any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election will tender his or her resignation. We believe that the majority vote policy gives stockholders a more meaningful role in the election of directors.

Therefore, I urge you to give these proposals particular attention and consider supporting Caterpillar, a Company with a strong history of ethical behavior, outstanding product and financial market performance, and sterling corporate governance. Please vote AGAINST these two stockholder proposals.

Finally, I want to address the ISS recommendation that votes be "withheld" from director nominee Juan Gallardo because he sits on more than three public company boards in addition to serving as an active CEO. I would like to note that Mr. Gallardo's outside commitments have not impacted his ability to effectively serve on our Board. His attendance record for Caterpillar Board and Board Committee meetings is extremely high. For 2006, he attended 100% of the meetings of the full Board and the Committees on which he served. Caterpillar believes that this excellent attendance record demonstrates Mr. Gallardo's ability to serve as an effective representative of the stockholders. Since he became a director in 1998, Mr. Gallardo's attendance has never been less than 75%. More importantly, as a leading Mexican business executive who has been a key player in global trade liberalization, Juan brings a unique perspective to our Board table. For these reasons, I urge you to vote FOR Juan Gallardo.

Thank you again for your consideration.

Sincerely,

/s/James W. Owens
James W. Owens
Chairman & CEO